Exhibit 99.1

JMU Limited Announces Results of 2018 Annual General Meeting and Change of Address of Principal Executive Office

SHANGHAI, December 21, 2018—JMU Limited (NASDAQ: JMU) (“JMU” or the “Company”), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced the results of its 2018 Annual General Meeting (“AGM”) which was held on December 20, 2018 in Shanghai. In the AGM, (i) Ms. Xiaoxia Zhu, Mr. Tianruo (Robert) Pu, Ms. Hua Zhou and Ms. Xiaoyu Li were reelected as directors of the Company, (ii) each Class I Director and Class III Director of the Company was re-designed into a Director; and (iii) the Fourth Amended and Restated Memorandum and Articles of Association of the Company was approved and adopted.

The Company also announced that its address of principal executive office has been changed to 2/F, No. 608 (near Xikang Road), Macau Road, Putuo District, Shanghai 200060, People’s Republic of China. Saved as disclosed above, the registered address of the Company, website of the Company, email address and other information remains unchanged.

About JMU Limited

JMU Limited currently operates China's leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim", "anticipate", "believe", "estimate", "expect", "going forward", "intend", "ought to", "plan", "project", "potential", "seek", "may", "might", "can", "could", "will", "would", "shall", "should", "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Luna Zhang

JMU Limited

zhangluna@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

Kristy Meng

ICR Inc.

kristy.meng@icrinc.com

Tel: +86 (010) 6583-7504